UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.  4)1

Oncothyreon Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

682324108
(CUSIP Number)

May 13, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 682324108

1	NAME OF REPORTING PERSON Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,156,235 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,156,235 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,156,235 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (1)
12	TYPE OF REPORTING PERSON PN

(1) Includes 822,185 shares of Common Stock issuable upon the exercise of certain warrants. Excludes 1,466,513 shares of Common Stock issuable upon the exercise of certain warrants. Excludes 3,040,000 shares of Common Stock issuable upon the exercise of certain Series C Convertible Preferred Stock, 2,600,000 shares of Common Stock issuable upon the exercise of certain Series B Convertible Preferred Stock and 1,157,000 shares of Common Stock issuable upon the exercise of certain Series A Convertible Preferred Stock. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership. Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 9.999% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series C Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series C Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series B Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series B Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 4.99% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series A Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series A Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 4.99% of the issued and outstanding shares of common stock of the Issuer.

CUSIP NO. 682324108

1	NAME OF REPORTING PERSON Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,238,359 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,238,359 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,238,359 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%(1)
12	TYPE OF REPORTING PERSON PN

(1) Excludes 1,223,484 shares of Common Stock issuable upon the exercise of certain warrants. Excludes 1,640,000 shares of Common Stock issuable upon the exercise of certain Series C Convertible Preferred Stock, 1,400,000 shares of Common Stock issuable upon the exercise of certain Series B Convertible Preferred Stock and 598,000 shares of Common Stock issuable upon the exercise of certain Series A Convertible Preferred Stock. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership. Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 9.999% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series C Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series C Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series B Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series B Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 4.99% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series A Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series A Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 4.99% of the issued and outstanding shares of common stock of the Issuer.

CUSIP NO. 682324108

1	NAME OF REPORTING PERSON Investment 10, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 624,519 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 624,519 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,519 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%(1)
12	TYPE OF REPORTING PERSON OO

(1) Excludes 660,063 shares of Common Stock issuable upon the exercise of certain warrants. Excludes 1,240,000 shares of Common Stock issuable upon the exercise of certain Series C Convertible Preferred Stock, and 322,000 shares of Common Stock issuable upon the exercise of certain Series A Convertible Preferred Stock. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership. Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 9.999% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series C Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series C Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series A Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series A Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 4.99% of the issued and outstanding shares of common stock of the Issuer.

CUSIP NO. 682324108

1	NAME OF REPORTING PERSON MSI BVF SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,208,917 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,208,917 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,208,917 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%(1)
12	TYPE OF REPORTING PERSON OO

(1)Excludes  827,755 shares of Common Stock issuable upon the exercise of certain warrants. Excludes 1,580,000 shares of Common Stock issuable upon the exercise of certain Series C Convertible Preferred Stock, and 423,000 shares of Common Stock issuable upon the exercise of certain Series A Convertible Preferred Stock. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership. Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 9.999% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series C Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series C Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series A Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series A Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 4.99% of the issued and outstanding shares of common stock of the Issuer.

CUSIP NO. 682324108

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,561,363 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,561,363 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,561,363 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.999% (1)
12	TYPE OF REPORTING PERSON PN, IA

(1)Includes 822,185 shares of Common Stock issuable upon the exercise of certain warrants. Excludes 4,177,815 shares of Common Stock issuable upon the exercise of certain warrants. Excludes 7,500,000 shares of Common Stock issuable upon the exercise of certain Series C Convertible Preferred Stock, 5,333,000 shares of Common Stock issuable upon the exercise of certain Series B Convertible Preferred Stock and 2,500,000 shares of Common Stock issuable upon the exercise of certain Series A Convertible Preferred Stock. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership. Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 9.999% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series C Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series C Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series B Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series B Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 4.99% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series A Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series A Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 4.99% of the issued and outstanding shares of common stock of the Issuer.

CUSIP NO. 682324108

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,561,363 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,561,363 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,561,363 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.999% (1)
12	TYPE OF REPORTING PERSON PN, IA

(1)Includes 822,185 shares of Common Stock issuable upon the exercise of certain warrants. Excludes 4,177,815 shares of Common Stock issuable upon the exercise of certain warrants. Excludes 7,500,000 shares of Common Stock issuable upon the exercise of certain Series C Convertible Preferred Stock, 5,333,000 shares of Common Stock issuable upon the exercise of certain Series B Convertible Preferred Stock and 2,500,000 shares of Common Stock issuable upon the exercise of certain Series A Convertible Preferred Stock. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership. Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 9.999% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series C Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series C Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series B Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series B Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 4.99% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series A Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series A Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 4.99% of the issued and outstanding shares of common stock of the Issuer.

CUSIP NO. 682324108

1	NAME OF REPORTING PERSON Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,561,363 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,561,363 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,561,363 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.999% (1)
12	TYPE OF REPORTING PERSON PN, IA

(1) Includes 822,185 shares of Common Stock issuable upon the exercise of certain warrants. Excludes 4,177,815 shares of Common Stock issuable upon the exercise of certain warrants. Excludes 7,500,000 shares of Common Stock issuable upon the exercise of certain Series C Convertible Preferred Stock, 5,333,000 shares of Common Stock issuable upon the exercise of certain Series B Convertible Preferred Stock and 2,500,000 shares of Common Stock issuable upon the exercise of certain Series A Convertible Preferred Stock. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership. Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 9.999% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series C Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series C Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series B Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series B Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 4.99% of the issued and outstanding shares of common stock of the Issuer. Pursuant to the terms of the Series A Convertible Preferred Stock, the Reporting Person may not acquire shares of common stock upon the exercise of the Series A Convertible Preferred Stock to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Persons would exceed 4.99% of the issued and outstanding shares of common stock of the Issuer.

CUSIP NO. 682324108

Item 1(a).	Name of Issuer:

Oncothyreon Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

2601 Fourth Ave., Suite 500
Seattle, Washington 98121

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Investment 10, L.L.C. (“ILL10”)
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
Citizenship: Illinois

MSI BVF SPV, LLC (“MSI”)
c/o Magnitude Capital, LLC
601 Lexington Avenue, 59th Floor
New York, NY 10022
Citizenship: Delaware

BVF Partners L.P. (“Partners”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF Inc.
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

CUSIP NO. 682324108

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

682324108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/           Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons hold warrants exercisable for an aggregate of 5,000,000 shares of Common Stock (the “Warrants”). The Warrants are currently exercisable for $5.00 per share, subject to adjustment Pursuant to the terms of the warrants, and expire on December 5, 2018.  The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.999% of the shares of Common Stock outstanding immediately after giving effect to such exercise, subject to increase or decrease to the ownership limitation as set forth in the Warrants, but in no event in excess of 19.999% of the shares of Common Stock outstanding.

CUSIP NO. 682324108

As of May 13, 2015, the warrant exercise limitation described in the prior sentence limits the aggregate exercise of warrants by the Reporting Persons to 822,185 out of the 5,000,000 shares of Common Stock underlying the warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that 822,185 out of the 2,288,698 warrants owned by BVF would be exercised to purchase 822,185 shares of Common Stock which would be at the aggregate 9.999% limitation. The warrants held by BVF2, ILL10, and MSI would remain unexercised. The Reporting Persons may choose to exercise the warrants in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.999% limitation.

The Reporting Persons hold Series C Convertible Preferred Stock, Series B Convertible Preferred Stock and Series A Convertible Preferred Stock exercisable for an aggregate of 15,333,000 shares of Common Stock. The Series C Convertible Preferred Stock may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise. The Series B Convertible Preferred Stock may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 4.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise. The Series A Convertible Preferred Stock may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 4.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise.

As of May 13, 2015, since the Reporting Persons in the aggregate meet the 9.999% limitation, the shares described herein as being beneficially owned by the Reporting Persons exclude certain of the shares of Common Stock underlying the warrants and the shares of Common Stock underlying the Series C, B and A Convertible Preferred Stock.

As of the close of business on May 13, 2015, (i) BVF beneficially owned 4,156,235 shares of Common Stock, including 822,185 shares of Common Stock issuable upon the exercise of certain warrants, excluding 1,466,513 shares of Common Stock issuable upon the exercise of certain warrants, 3,040,000 shares of Common Stock issuable upon the exercise of Series C Convertible Preferred Stock, 2,600,000 shares of Common Stock issuable upon the exercise of Series B Convertible Preferred Stock, and 1,157,000 shares of Common Stock issuable upon the exercise of Series A Convertible Preferred Stock  held by it, (ii) BVF2 beneficially owned  2,238,359 shares of Common Stock, excluding  1,223,484 shares of Common Stock issuable upon the  exercise of certain warrants, 1,640,000 shares of Common Stock issuable upon the exercise of Series C Convertible Preferred Stock, 1,400,000 shares of Common Stock issuable upon the exercise of Series B Convertible Preferred Stock, and 598,000 shares of Common Stock issuable upon the exercise of Series A Convertible Preferred Stock held by it, (iii) ILL10 beneficially owned 624,519 shares of Common Stock, excluding 660,063 shares of Common Stock issuable upon the  exercise of certain warrants, 1,240,000 shares of Common Stock issuable upon the exercise of Series C Convertible Preferred Stock, and 322,000 shares of Common Stock issuable upon the exercise of Series A Convertible Preferred Stock held by it, and (iv) MSI beneficially owned 1,208,917 shares of Common Stock, excluding 827,755 shares of Common Stock issuable upon the  exercise of certain warrants, 1,580,000 shares of Common Stock issuable upon the exercise of Series C Convertible Preferred Stock and 423,000 shares of Common Stock issuable upon the exercise of Series A Convertible Preferred Stock held by it.

CUSIP NO. 682324108

Partners, as the general partner of BVF and BVF2, and the investment adviser of ILL10 and MSI, may be deemed to beneficially own the 9,561,363 shares of Common Stock beneficially owned directly and in the aggregate by BVF, BVF2, ILL10 MSI and a certain Partners Management Account, including the 822,185 shares of Common Stock issuable upon the exercise of certain warrants, as well as 1,333,333 shares of Common Stock held in a certain Partners Management Account and excluding the 4,177,815 shares of Common Stock issuable upon the exercise of certain warrants, 7,500,000 shares of Common Stock issuable upon the exercise of Series C Convertible Preferred Stock, 5,333,000 shares of Common Stock issuable upon the exercise of Series B Convertible Preferred Stock (which includes 1,333,000 shares of Series B Convertible Preferred Stock held in a  certain Partners Management Account) and 2,500,000 shares of Common Stock issuable upon the exercise of Series A Convertible Preferred Stock held by BVF, BVF2, ILL10 and MSI.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 9,561,363 shares of Common Stock beneficially owned by Partners, including the 822,185 shares of Common Stock issuable upon the exercise of certain warrants, excluding the 4,177,815 shares of Common Stock issuable upon the exercise of certain warrants, 7,500,000 shares of Common Stock issuable upon the exercise of Series C Convertible Preferred Stock, 5,333,000 shares of Common Stock issuable upon the exercise of Series B Convertible Preferred Stock and 2,500,000 shares of Common Stock issuable upon the exercise of Series A Convertible Preferred Stock held by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 9,561,363 shares of Common Stock beneficially owned by Partners, including the 822,185 shares of Common Stock issuable upon the exercise of certain warrants, excluding the 4,177,815 shares of Common Stock issuable upon the exercise of certain warrants, 7,500,000 shares of Common Stock issuable upon the exercise of Series C Convertible Preferred Stock, 5,333,000 shares of Common Stock issuable upon the exercise of Series B Convertible Preferred Stock and 2,500,000 shares of Common Stock issuable upon the exercise of Series A Convertible Preferred Stock held by Partners.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, ILL10, MSI and a certain Partners Management Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 94,801,012 shares of Common Stock outstanding as of May 13, 2015 as calculated based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2015 less 7,500,000 shares of Common Stock which were exchanged by the Company for certain convertible preferred stock.

CUSIP NO. 682324108

As of the close of business on May 13, 2015 (i) BVF beneficially owned 4.3% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 2.4% of the outstanding shares of Common Stock, (iii) ILL10 beneficially owned less than 1% of the outstanding shares of Common Stock (iv) MSI beneficially owned approximately 1.3% of the outstanding shares of Common Stock (iv) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.999% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2, ILL10, MSI and a certain Partners Management Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to Amendment No. 3 to Schedule 13G filed with the Securities and Exchange Commission on February 17, 2015.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

CUSIP NO. 682324108

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 682324108

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2015

BIOTECHNOLOGY VALUE FUND, L.P.		INVESTMENT 10, L.L.C.

By:	BVF Partners L.P., its general partner	By:	BVF Partners L.P., its investment adviser
By:	BVF Inc., its general partner	By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	By:	/s/ Mark N. Lampert
	Mark N. Lampert		Mark N. Lampert
	President		President

BIOTECHNOLOGY VALUE FUND II, L.P.		MSI BVF SPV, LLC

By:	BVF Partners L.P., its general partner	By:	BVF Partners L.P., its investment adviser
By:	BVF Inc., its general partner	By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	By:	/s/ Mark N. Lampert
	Mark N. Lampert		Mark N. Lampert
	President		President

BVF INC.

BVF PARTNERS L.P.		By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	BVF Inc., its general partner		President

By:	/s/ Mark N. Lampert
	Mark N. Lampert		/s/ Mark N. Lampert
	President		MARK N. LAMPERT